Via Edgar Filing

Kevin Stertzel and Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: BOEING CO
Form 10-K
Filed January 31, 2024
File No. 001-00442

Dear Mr. Stertzel and Ms. Erlanger:

We acknowledge receipt of your letter dated April 12, 2024. Further to our telephone conversation on April 15, 2024, we respectfully request an extension of an additional 10 business days to submit our response. We are currently completing first quarter close and preparing for the earnings release and 10-Q filing. An extension will allow more time to research and provide more thorough and thoughtful responses to your questions. We confirm that we will provide a written response to the comment letter by May 10, 2024.

If you would like to speak with us about this matter, please do not hesitate to call me at (630) 248-6275.

Sincerely,
Michael J. Cleary
Senior Vice President and Controller